BANCO ITAÚ HOLDING FINANCEIRA S.A.
CNPJ. 60.872.504/0001-23		NIRE. 35300010230
A Publicly Listed Company

MEETING OF THE FISCAL COUNCIL
OF AUGUST 1 2005

                              On August 1 2005 at 11:30 a.m. at the company's head office, the effective members of the Fiscal Council of BANCO ITAÚ HOLDING FINANCEIRA S.A., met under the presidency of Dr. Gustavo Jorge Laboissiere Loyola, with the purpose of providing an opinion on the second quarter 2005 financial statements.

                              Following due examination of the said financial statements, the Fiscal Councilors resolved to register the following opinion:

“The effective members of the Fiscal Council of BANCO ITAÚ HOLDING FINANCEIRA S.A., having perused the second quarter 2005 financial statements, have verified the accuracy of all the items examined, understanding them to adequately reflect the company’s capital structure, financial position and the activities conducted during the period, recommending that they be approved by the company’s Board of Directors.”

                              There being no further matter for discussion, the meeting was declared concluded and its work completed. The relative minutes having been transcribed, read and approved, were signed by all those present. São Paulo-SP, August 1 2005. (signed) Gustavo Jorge Laboissiere Loyola, Iran Siqueira Lima and Fernando Alves de Almeida – Councilors.

ALFREDO EGYDIO SETUBAL Investor Relations Officer